Exhibit 12.1

United Therapeutics Corporation

Ratio of Earnings to Fixed Charges

(Unaudited)

	Nine Months Ended September 30,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
	$ in thousands, as adjusted(1)
Earnings:
Earnings (losses) from continuing operations before income taxes	$23,500	$(83,721)	$4,477	$37,973	$47,522	$15,449
Add:
Loss from equity investee	99	226	321	491	754	785
Fixed charges	13,652	17,357	16,855	3,589	29	3
Less: Capitalized interest	(4,204)	(4,757)	(689)	—	—	—
Earnings, as adjusted	$33,047	$(70,895)	$20,964	$42,053	$48,305	$16,237

Fixed charges:
Interest expense(2)	$9,216	$11,439	$14,281	$2,417	$29	$3
Capitalized interest	4,204	4,757	689	—	—	—
Portion of rentals representative of interest factor	232	1,161	1,885	1,172	—	—
Fixed charges	$13,652	$17,357	$16,855	$3,589	$29	$3

Ratio of earnings to fixed charges	2.42	(4.08)	1.24	11.72	1,665.69	5,412.33

Excess of fixed charges over earnings	$—	$88,252	$—	$—	$—	$—

(1)

Years ended December 31, 2006 through 2008 have been adjusted for the retrospective adoption of Financial Accounting Standards Board Accounting Standards Codification™ 470-20, Debt with Conversion Options and Other Options, formerly provided under FASB Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement (FSP APB 14-1).

(2)	Includes amortization of debt discount and issue costs.

NOTE: The Ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and related Notes to the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained within our Annual Report on Form 10-K for the year ended December 31, 2008, and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009.